Exhibit 99.1

Aurora Cannabis Provides Update on its Strategic Investment in High Tide Inc.

TSX | NYSE: ACB

EDMONTON, Feb. 13, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or "the Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) today provided an update on its strategic investment in High Tide Inc. ("High Tide") (CSE:HITI) (Frankfurt:2LY; WKN: A2PBPS), an Alberta-based, vertically-integrated downstream cannabis corporation focused on the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. Since Aurora completed its $10 million investment in the High Tide convertible debenture offering on December 13, 2018, High Tide has successfully achieved a number of its strategic growth initiatives.

High Tide’s Canna Cabana Cannabis Retail Location (CNW Group/Aurora Cannabis Inc.)

Over the last two months, High Tide announced the following corporate of milestones:

  December 17, 2018 – High Tide listed its common shares on the Canadian Securities Exchange under the stock symbol "HITI"
  December 19, 2018 – High Tide completed the acquisition of Amsterdam-based Grasscity.com, an established global e-retailer of smoking accessories and cannabis lifestyle products
  January 7-24, 2019 – High Tide opened its fifth, sixth and seventh Canna Cabana retail stores in Alberta
  January 10, 2019 – High Tide launched a free recycling program at its Canna Cabana stores for all Health Canada-approved cannabis product packaging
  January 30, 2019 – High Tide entered into two letters of intent to acquire separate retail locations in Saskatchewan
  January 31, 2019 – High Tide listed its shares on the Frankfurt Stock Exchange under the stock symbol "2LY"; and
  February 4, 2019 – High Tide entered into a letter of intent with a winner of the Alcohol and Gaming Commission of Ontario's Expression of Interest Lottery to assist with the establishment and operation of one of 25 retail cannabis stores in the province.
  February 12, 2019 – High Tide selected by a second winner of the Alcohol and Gaming Commission of Ontario's Expression of Interest Lottery to assist with the establishment and operation of one of 25 retail cannabis stores in the province.

High Tide is rapidly expanding its retail segment with an additional 26 Canna Cabana stores under various stages of construction. Simultaneously, High Tide's wholesale segment continues to grow with the overall cannabis industry through the addition of new customer accounts and cannabis accessory products to its large catalogue.

Management Commentary

"High Tide continues to execute on its goals and is leading by example in the downstream segment of the cannabis industry," said Terry Booth, Chief Executive Officer of Aurora. "The pace of achievements by High Tide in such a short period of time reinforces the value of our strategic investment. We're pleased with the rigor Raj and his team have shown in strategically allocating our capital to fuel their growth initiatives and we look forward to what High Tide will achieve in this important segment of the Canadian consumer cannabis market."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About High Tide

High Tide is an Alberta-based, downstream cannabis corporation focused on the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including RGR Canada Inc., Famous Brandz Inc., Kush West Distribution Inc., Smoker's Corner Ltd., Grasscity.com, Canna Cabana Inc. and the majority of KushBar Inc. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Representing the core of High Tide's business, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz' products are sold to wholesalers and retailers around the world. Founded in 2009 and approved by the Canadian Franchise Association, Smoker's Corner Ltd. is among Canada's largest counter-culture chains with 14 locations. Kush West Distribution is in the process of becoming a cannabis wholesaler in the province of Saskatchewan. Based in Amsterdam since 2000, Grasscity.com is the world's preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc., with seven current locations, is in the process of becoming a sizeable retail brand with a sophisticated yet playful customer experience, while KushBar Inc. is a retail concept that will also be focused on the valued Canadian cannabis consumer.

For more information about High Tide Inc., visit www.hightideinc.ca

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

High Tide Inc. (CNW Group/Aurora Cannabis Inc.)

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-FEB-19